Schedule A

to the

Sub-Advisory Agreement

by and between

Exchange Traded Concepts LLC

and

Index Management Solutions LLC

As of March 2, 2012,

as amended June 8, 2012

(additions are included in bold and underlined)

Fund	Fee
Yorkville High Income MLP ETF	The greater of: 5.5 bps or $10,000 annual minimum
Sustainable North American Oil Sands ETF	The greater of: 5.5 bps or $10,000 annual minimum